UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 5

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VULCAN MATERIALS COMPANY

(Name of Subject Company (Issuer))

MARTIN MARIETTA MATERIALS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

929160109

(CUSIP Number of Class of Securities)

Roselyn R. Bar

Senior Vice President, General Counsel & Corporate Secretary

2710 Wycliff Road

Raleigh, NC 27607

(919) 781-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Peter Allan Atkins

Eric L. Cochran

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,536,121,283	$519,839.50

(1)	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 136,486,273 shares of Vulcan Materials Company common stock (the sum of (a) 129,232,664 shares of Vulcan Materials Company common stock outstanding, as of September 30, 2011 (as reported in Vulcan Materials Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011), and (b) 7,254,609 shares of Vulcan Materials Company common stock issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, as of December 31, 2010 (as reported in Vulcan Materials Company’s Annual Report on Form 10-K for the year ended December 31, 2010), less 1,000 shares of Vulcan Materials Company common stock owned by Martin Marietta Materials, Inc. and its affiliates), and (ii) the average of the high and low sales prices of Vulcan Materials Company common stock as reported on the New York Stock Exchange on December 8, 2011 ($33.24).
(2)	The amount of filing fee as calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $519,839.50	Filing Party: Martin Marietta Materials, Inc.
Form or Registration No.: Form S-4	Date Filed: December 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2011, as amended by Amendment No. 1 thereto filed on December 12, 2011, Amendment No. 2 thereto filed on December 13, 2011, Amendment No. 3 thereto filed on December 15, 2011 and Amendment No. 4 filed thereto on December 19, 2011 (as amended, the “Schedule TO”), by Martin Marietta Materials, Inc. (“Martin Marietta”), a North Carolina corporation, relating to the third party tender offer by Martin Marietta to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share (the “Vulcan common stock”), of Vulcan Materials Company (“Vulcan”), a New Jersey corporation, for 0.50 shares of the common stock, par value $0.01 per share, of Martin Marietta (together with the associated preferred stock purchase rights) (the “Martin Marietta common stock”), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated December 12, 2011 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Exchange.

Martin Marietta has also filed a Registration Statement on Form S-4 on December 12, 2011, of which the Offer to Exchange forms a part.

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(Q)	Statement of Martin Marietta Materials, Inc. made on December 20, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 20, 2011)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MARTIN MARIETTA MATERIALS, INC.

By:	/s/ Roselyn R. Bar
Name:	Roselyn R. Bar
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: December 20, 2011

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Offer to Exchange (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(5)(A)	Press Release dated December 12, 2011 (incorporated by reference to Martin Marietta’s 8-K filing on December 12, 2011)

(a)(5)(B)	Proposal Letter dated December 12, 2011, from C. Howard Nye to Donald M. James (incorporated by reference to Martin Marietta’s 8-K filing on December 12, 2011)

(a)(5)(C)	Transcript of video recording made available on the Martin Marietta website for the proposed business combination (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(D)	Transcript of video recording made available to Martin Marietta employees on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(E)	Communication sent to Martin Marietta employees on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(F)	Communication sent to certain Martin Marietta suppliers beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(G)	Communication sent to certain government officials beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(H)	Communication sent to certain Martin Marietta business partners beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(I)	Communication sent to certain Martin Marietta managers on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(J)	Communication sent to certain Martin Marietta customers beginning on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(K)	Content from the Martin Marietta website for the proposed business combination (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(L)	Investor Presentation, dated December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(M)	Transcript of investor conference call held on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 13, 2011)

(a)(5)(N)	Form of Summary Advertisement published in the Wall Street Journal on December 13, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 13, 2011)

(a)(5)(O)	Form of Letter Agreement dated December 15, 2011 (incorporated by Reference to Martin Marietta’s 8-K filing on December 15, 2011)

(a)(5)(P)	Press release dated December 17, 2011 regarding a letter sent from C. Howard Nye to Vulcan Materials Company’s Board of Directors on December 17, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 19, 2011)

(a)(5)(Q)	Statement of Martin Marietta Materials, Inc. made on December 20, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 20, 2011)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable